INTELLIGENT HIGHWAY SOLUTIONS, INC.
8 Light Sky Court
Sacramento, CA 95828

December 12, 2012

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Intelligent Highway Solutions, Inc.
        Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”)
        Filed December 3, 2012
        File No. 333-181405

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Intelligent Highway Solutions, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on December 13, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Intelligent Highway Solutions, Inc.

By: /s/ Devon Jones
Devon Jones
Chief Executive Officer